Filed Pursuant to Rule 433

Dated September 13, 2021

Registration Statement No. 333-251353-02

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated September 13, 2021

Issuer:	Wisconsin Power and Light Company (the “Company”)

Security Type:	Debentures

Principal Amount:	$300,000,000

Maturity Date:	September 16, 2031

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Yield:	1.321%

Spread to Benchmark Treasury:	T+63 bps

Yield to Maturity:	1.951%

Price to Public:	99.991% of the principal amount

Coupon:	1.950%

Interest Payment Dates:	March 16 and September 16, commencing March 16, 2022

Optional Redemption – Reinvestment Rate:	Prior to June 16, 2031, make-whole call at T+10 bps

Optional Redemption at Par:	On or after June 16, 2031

Trade Date:	September 13, 2021

Settlement Date:	September 16, 2021 (T+3)

CUSIP:	976826 BP1

ISIN:	US976826BP11

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	A3 / A (Moody’s/ S&P)

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc. Siebert Williams Shank & Co., LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about September 16, 2021, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on any date prior to the second business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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